Algonquin Power & Utilities Corp. Announces 2017 Third Quarter and Year to Date Financial Results

OAKVILLE, Ontario – November 14, 2017 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC”) today announced financial results for the third quarter ended September 30, 2017.
Financial Highlights
APUC recorded strong third quarter financial results compared to the same period last year, primarily as a result of accretion from the acquisition of The Empire District Electric Company ("Empire"), the addition of new generating stations, and higher production from U.S. wind facilities. Summary results for the quarter are as follows:

In millions of Canadian dollars or on a per share basis unless otherwise noted (unaudited)	Quarter ended September 30			Nine months ended September 30
	2017	2016	Change	2017	2016	Change
Revenue	$443.3	$221.3	100%	$1,454.5	$785.8	85%
Net earnings attributable to shareholders	$59.4	$17.7	236%	$133.1	$84.6	57%
Per share	$0.15	$0.06	150%	$0.34	$0.28	21%
Cash provided by operating activities	$119.1	$22.6	427%	$288.0	$166.0	73%

Adjusted Net Earnings[1]	$64.9	$26.6	144%	$206.2	$114.0	81%
Per share	$0.16	$0.09	78%	$0.53	$0.40	33%
Adjusted EBITDA[1]	$197.5	$91.4	116%	$650.0	$338.6	92%
Adjusted Funds from Operations[1]	$127.0	$61.0	108%	$455.4	$260.0	75%
Dividends per share	$0.1480	$0.1377	7%	$0.4606	$0.4025	14%
Growth Highlights

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Subsequent to quarter end on November 1, 2017, APUC entered into an agreement to create a joint venture ("AAGES") with Seville, Spain-based Abengoa, S.A. to identify, develop, and construct clean energy and water infrastructure assets with a global focus. Concurrently with the creation of the AAGES joint venture, APUC entered into a definitive agreement to purchase from Abengoa a 25% equity interest in Atlantica Yield plc for a total purchase price of approximately U.S. $608 million. The transaction is expected to close during the first quarter of 2018, subject to regulatory approvals and other closing conditions.

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Subsequent to quarter end on November 10, 2017, APUC completed a bought deal offering, including the exercise in full of the underwriters' over-allotment option, of 43,470,000 common shares at a price of $13.25 per share for gross proceeds of approximately $576 million. Net proceeds of the offering are expected to be used, in part, to finance APUC's acquisition of Abengoa's 25% ownership stake in Atlantica and for general corporate purposes.

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On August 10, 2017, APUC’s board of directors approved the acquisition of two water distribution systems serving approximately 4,095 customers in the City of Perris, California. The anticipated purchase price of U.S. $11.5 million is expected to be established as rate base during the regulatory approval process. The City of Perris residents voted to approve the sale on November 7, 2017. Liberty Utilities will now file an application to acquire the water utility with the California Public Utility Commission. Approval of the acquisition of the utility is expected in 2018.

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On August 31, 2017, APUC entered into a definitive agreement to acquire St. Lawrence Gas Company, Inc., a rate-regulated natural gas distribution utility serving approximately 16,000 customers in northern New York State. The total purchase price for the transaction is U.S. $70 million, less total third-party debt of St. Lawrence Gas at closing, and subject to customary working capital adjustments. The closing of the transaction is expected to occur in late 2018 or early 2019, subject to regulatory approval and other closing conditions.
“Our third quarter results demonstrate the continuing benefits of our diversified portfolio of regulated utility operations augmented with long term contracted electric generating facilities,” commented Ian Robertson, Chief Executive Officer of APUC.  “While our current business has an enviable pipeline of growth prospects, we are excited about the recent announcement of our measured approach to international expansion, adding yet another avenue of growth to buttress our commitment to sustained increases in our earnings, cash flow and dividends.”
APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Wednesday, November 15, 2017, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Conference call details:
Date: Wednesday, November 15, 2017
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-800-319-4610 or Toronto: 416-915-3239
Conference ID: Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.ca/links/algonquinpower20171115.html
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 1-604-674-8052, access code 1726, from November 15, 2017 until November 29, 2017. The webcast presentation will remain accessible via the URL above or APUC's website at www.AlgonquinPowerandUtilities.com.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,250 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com
Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" are not recognized measures under GAAP. There is no standardized measure of "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" and consequently APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest GAAP measure of "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" can be found in the Management’s Discussion & Analysis for the quarter ended September 30, 2017.
Adjusted EBITDA
EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP, which can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC.

APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP, which can be impacted positively or negatively by these items.